Exhibit 99.2

Scorpio Tankers Inc. Announces Pricing of Public Offering of Approximately $300 Million of Common Shares
MONACO, Oct. 09, 2018 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") announced today that it has priced its previously announced underwritten public offering (the "Offering") of 162,162,163 common shares, par value $0.01 per share ("Common Shares"), at $1.85 per share. As part of this offering, Scorpio Bulkers Inc. (NYSE:SALT), or SALT, and Scorpio Services Holding Limited, or SSH, each a related party and members of the Scorpio group of companies, have agreed to purchase common shares at the public offering price 54,054,054 and 5,405,405 common shares, respectively.
The Offering is expected to close on October 12, 2018, subject to customary closing conditions. The net proceeds of the Offering are expected to be used for general corporate purposes.
The Company also intends to grant the underwriters a 30-day option to purchase up to an additional 24,324,324 Common Shares.
BofA Merrill Lynch and BTIG, LLC are acting as joint book-running managers, Clarksons Platou Securities, Inc. is acting as Senior Manager in the Offering and Seaport Global Securities is acting as a Manager.
Seward & Kissel LLP acted as legal counsel for Scorpio Tankers Inc. and Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal counsel for the underwriters.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The Offering is being made only by means of a prospectus supplement and accompanying base prospectus. A registration statement relating to these securities was filed with the U.S. Securities and Exchange Commission (the "SEC") and is effective. A final prospectus supplement related to the Offering will be filed with the SEC and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to the Offering may be obtained from BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, (or by email at dg.prospectus requests@baml.com), BTIG, 825 3rd Avenue, 32nd Floor, New York, NY10022, Attention: Equity Capital Markets, (or by phone at 212-593-7555, or by email at EquityCapitalMarkets@btig.com), Clarksons Platou Securities, Inc., 280 Park Avenue, 21st Floor, New York, NY 10017, (or by phone at (212) 317-7080, or by e-mail at prospectuses@clarksons.com) or Seaport Global Securities, Inc., 360 Madison Avenue New York, NY 10017.
About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 3.2 years and time or bareboat charters-in 13 product tankers (one LR2 tanker, five MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company's operations, risks relating to the integration of assets or operations of entities that we have or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers' filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
(212) 542-1616